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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2000

                               ANSALDO SIGNAL N.V.
                               -------------------
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol,
                                 The Netherlands

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F     X                                      Form 40-F


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes                                                  No     X

This document contains 33 pages. The exhibit index is located on page 2.


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                                  EXHIBIT INDEX


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                                     Description                                                  Page No.
                                     -----------                                                  --------
1. Letter, dated February 7, 2000, from Ansaldo Trasporti S.p.A. ("ATR") to the
Company, setting forth a revised offer price in connection with the proposed tender offer by ATR for all of the publicly-held outstanding Common Shares of the Company.
                                                                                                      4

2. Revolving Facility Agreement, dated December 22, 1999, by and between the
Company, as borrower, and Asterisque S.A., an affiliate of the Company, as lender.
                                                                                                      5

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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ANSALDO SIGNAL N.V.

Date:  February 11, 2000                      By:   /s/ James N. Sanders
                                                  ----------------------
                                                  Name: James N. Sanders
                                                  Title: Chief Executive Officer